Via Facsimile and U.S. Mail
Mail Stop 4720

April 22, 2010

Thomas C. Freyman
CFO & EVP Finance
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064

> **Re:** **Abbott Laboratories**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 19, 2010**
> **File No. 001-02189**

Dear Mr. Freyman:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have not yet reviewed the Part III information that is included in your definitive proxy statement. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Item 7. Management's Discussion And Analysis Of Financial Condition And Results Of Operations
Financial Review, page 26

2. You incurred $2.7 billion, $2.7 billion and $2.5 billion on research and development activities, excluding acquired in-process research and development, in 2009, 2008 and 2007, respectively, representing 9%, 9% and 10% of net sales, respectively, and 38%, 46% and 56% of pretax earnings from continuing operations, respectively, for these years. However, your disclosures about your research and development pipeline appear to be limited to general statements regarding the therapeutic areas you are focusing on and that you have dedicated, and plan to continue to dedicate, substantial resources to maximizing the worldwide potential of *HUMIRA*.   Please expand your disclosure by referring to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

    Please disclose the following information for each of your major research and development projects:

    a. The nature, objective, and current status of the project and the extent that its success relies on parties other than you;
    b. The costs incurred during each period presented and to date on the project;
    c. The nature, timing and estimated costs of the efforts necessary to complete the project;
    d. The anticipated completion dates;
    e. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
    f. The period in which material net cash inflows from significant projects are expected to commence.

    Regarding b., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on the project.

    Regarding c. , d. and f., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

<u>Conclusion of TAP Pharmaceutical Products Inc. Joint Venture and Sale of Abbott's Spine Business, page 33</u>

3. You disclose that you receive payments from Takeda based on specified development, approval and commercial events being achieved with respect to products retained by Takeda and payments from Takeda based on sales of products retained by Takeda, which are recorded as Other (income) expense, net as earned. Please quantify the payments received and how these payments are recognized, as "as earned" is vague. Also, clarify the time period these payments will terminate.

4. We also note that the payments you made to Takeda related to certain research and development events not achieved on the development assets retained by Takeda ceased in 2009. Please clarify why these payments ceased and no further payment is required which resulted in the company recognizing $797 million in other income. In your response, please explain to us why you accrued the original $1.1 obligation in 2008 and reference for us the authoritative literature you relied upon to support your accounting.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by

the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Nandini Acharya, Staff Attorney, at (202) 551-3495 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant